Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
Phone 205 268 1000

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

October 10, 2012

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:         Protective Life Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“Protective” or the “Company”) to the comments from the staff of the Securities and Exchange Commission (the “Staff”) on Form 10-K for the fiscal year ended December 31, 2011 (“Annual Report”) contained in your letter dated September 11, 2012 addressed to Mr. Richard Bielen.  For your convenience, we have included your comments in bold type along with our responses thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Risks and Uncertainties, page 48

Comment 1:

You disclose that interest rate fluctuations or significant and sustained periods of low interest rates could negatively affect our interest earnings and spread income, or otherwise impact our business. Please provide us proposed disclosure to be included in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Response 1:

In response to the Staff’s comment, we would like to direct your attention to the revised disclosure beginning on page 114 in our Form 10-Q for the period ended June 30, 2012.  In addition, the Company proposes the disclosure below to be included in future periodic filings in the section entitled “Liquidity and Capital Resources.”

Impact of continued low interest rate environment

Significant changes in interest rates expose the Company to the risk of not realizing anticipated spreads between the interest rate earned on investments and the interest rate credited to in-force policies and contracts.  In addition, certain of the Company’s insurance and investment products guarantee a minimum credited interest rate.  In periods of prolonged low interest rates, the interest spread earned may be negatively impacted to the extent our ability to reduce policyholder crediting rates is limited by the guaranteed minimum credited interest rates.

The tables below present account values by range of current minimum guaranteed interest rates and current crediting rates for the Company’s universal life and deferred fixed annuity products:

Credited Rates Summary

September 30, 2012 Minimum Guaranteed Interest Rate Account Values (in millions)	At MGIR		1 - 50 bps above MGIR		More than 50 bps above MGIR		Total
Universal Life Insurance
1%	$ XXX		$ XXX		$ XXX		$ XXX
> 1% - 2%	XXX		XXX		XXX		XXX
> 2% - 3%	XXX		XXX		XXX		XXX
> 3% - 4%	XXX		XXX		XXX		XXX
> 4% - 5%	XXX		XXX		XXX		XXX
Subtotal	$ XXX		$ XXX		$ XXX		$ XXX
Fixed Annuities
1%	$ XXX		$ XXX		$ XXX		$ XXX
> 1% - 2%	XXX		XXX		XXX		XXX
> 2% - 3%	XXX		XXX		XXX		XXX
> 3% - 4%	XXX		XXX		XXX		XXX
> 4% - 5%	XXX		XXX		XXX		XXX
Subtotal	$ XXX		$ XXX		$ XXX		$ XXX
Total	$ XXX		$ XXX		$ XXX		$ XXX
Percentage of Total	XX	%	XX	%	XX	%	XX	%

The Company is active in mitigating the impact of a continued low interest environment through product design, as well as adjusting crediting rates on current in-force policies and contracts.  The Company also manages interest rate and reinvestment risks through its asset/liability management process.  Our asset/liability management programs and procedures involve the monitoring of asset and liability durations; cash flow testing under various interest rate scenarios; and the regular rebalancing of assets and liabilities with respect to yield, credit and market risk, and cash flow characteristics. These programs also incorporate the use of derivative financial instruments primarily to reduce our exposure to interest rate risk, inflation risk, currency exchange risk, volatility risk, and equity market risk.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

3. Significant Acquisitions, page 148

Comment 2:

Please provide us proposed revised disclosure to be included in future periodic reports that removes the reference to the purchase method with respect to your acquisition of United Investors in December 2010. Please refer to ASC Topic 805 that requires the application of the acquisition method. In your proposed disclosure please:

•                  Remove reference to the allocation of the purchase price. Under ASC Topic 805, assets acquired and liabilities assumed are generally recorded at their fair values.

•                  Indicate that goodwill for your acquisitions represents the excess of the fair value of the consideration paid over the fair value of the identified net assets acquired

Response 2:

The December 31, 2011 United Investors Life Insurance Company was accounted for under the acquisition method under ASC Topic 805.  The Company proposes the amended disclosures below to clarify the method of accounting used in this transaction.

Item 1. Business

Acquisitions

On December 31, 2010, PLICO completed the acquisition of all of the outstanding stock of United Investors Life Insurance Company (“United Investors”), pursuant to a Stock Purchase Agreement, between PLICO, Torchmark Corporation (“Torchmark”) and its wholly owned subsidiaries, Liberty National Life Insurance Company (“Liberty National”) and United Investors.

The Company accounted for this transaction under the acquisition method of accounting as required by the Financial Accounting Standards Board (“FASB”) guidance under the ASC Business Combinations topic. This guidance requires that assets acquired and liabilities assumed are generally recorded at their fair values. The aggregate purchase price for United Investors was $363.3 million.

Item 8. Financial Statements and Supplementary Data

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Goodwill

Goodwill arises from our acquisitions and represents the excess of the fair value of the consideration paid over the fair value of the identified net assets acquired.  [This sentence to be included prior to existing goodwill policy summary]

3. SIGNIFICANT ACQUISITIONS

On December 31, 2010, Protective Life Insurance Company (“PLICO”), the Company’s principal operating subsidiary, completed the acquisition of all of the outstanding stock of United Investors Life Insurance Company (“United Investors”), pursuant to a Stock Purchase Agreement, between PLICO, Torchmark Corporation (“Torchmark”) and its wholly owned subsidiaries, Liberty National Life Insurance Company (“Liberty National”) and United Investors.

The Company accounted for this transaction under the acquisition method of accounting as required by FASB guidance under the ASC Business Combinations topic. This guidance requires that assets acquired and liabilities assumed are generally recorded at their fair values.  The aggregate purchase price for United Investors was $363.3 million.

Comment 3:

Please refer to the April 29, 2011 reinsurance transaction under which PLICO reinsured substantially all of the life and health business of Liberty Life. Assuming that you accounted for this transaction using the acquisition method under ASC Topic 805 as opposed to the purchase method as disclosed, please provide us your analysis supporting why your accounting treatment is appropriate rather than the accounting for reinsurance contracts under ASC 944-40-25-33 through 41.

Response 3:

The April 29, 2011 Liberty Life transaction was accounted for under ASC Topic 944 (Sections 40-25-33 through 41) in a manner consistent with the acquisition method under ASC Topic 805. This determination was made due to our consideration of the transaction and the factors used to evaluate whether the transaction qualified as an indemnity reinsurance transaction or as the purchase of a business. The Company considered the following factors when evaluating the transaction  under ASC Topic 805 and as prescribed in S-X 11-01(d) including:

•                  Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; and

•                  Whether any of the following attributes remain with the component after the transaction: physical facilities, employee base, market distributions system, sales force, customer base, operating rights, production techniques, or trade names.

The Liberty Life transaction reinsured substantially all of the life and health business of Liberty Life (but did not include assumption of additional portions of the Liberty Life business or acquisition of a defined business as identified in ASC 805), and included a right to receive future premiums on the existing in-force block of business reinsured. The transaction included an acquisition of $1.9 billion in assets and $1.7 billion in liabilities, resulting in $225 million of net assets acquired.

While the Liberty Life transaction included a continuation of the nature of the revenue-producing activity component, the transaction did not result in the acquisition of a market distribution system, sales force or production techniques to qualify as a business.  Based on the Company’s decision to acquire the closed or “run-off” block of business and not pursue distribution opportunities or future sales, and review of the applicable guidance, the Company determined it most appropriate to treat the transaction as a reinsurance transaction under ASC 944 and evaluated it as an asset acquisition under ASC 805-25-1. As a result of the application of this treatment as an asset acquisition, the Company has valued the assets and liabilities acquired under the reinsurance agreement at fair value with an intangible asset created (value of business acquired or VOBA), for the excess of the fair value of the assets and liabilities measured in accordance with the Company’s accounting policies for insurance and reinsurance contracts that it issues or holds, in accordance with the appropriate accounting for reinsurance contracts under ASC 944.

Due to the similarities in accounting treatment of this transaction under guidance within ASC 944 and ASC 805, the Company has included related disclosures of the reinsurance transaction within its “Significant Acquisitions” footnote in Form 10-K as of and for the year ended December 31, 2011.

The Company proposes to provide the disclosure below in future periodic filings to clarify the method of accounting used in the Liberty Life transaction:

On April 29, 2011, PLICO closed a previously announced and unrelated reinsurance transaction with Liberty Life under the terms of which PLICO reinsured substantially all of the life and health business of

Liberty Life. The transaction closed in conjunction with Athene Holding Ltd’s acquisition of Liberty Life from an affiliate of Royal Bank of Canada. The capital invested by PLICO in the transaction at closing was $321 million, including a $225 million ceding commission. In conjunction with the closing, PLICO invested $40 million in a surplus note issued by Athene Life Re. The Company accounted for this transaction under ASC Financial Services-Insurance topic in a manner similar to the acquisition method of accounting as required by FASB guidance under the ASC Business Combinations topic.

19. Statutory Reporting Practices and Other Regulatory Matters, page 190

Comment 4:

Please provide us proposed revised disclosure to be included in future periodic reports that addresses the following:

1.              Revise to comply with ASC 944-505-50-2 and 50-3 or tell us why this disclosure is not required. If it is required, also address ASC 944-505-50-6, as applicable.

2.              With respect to your dividend restrictions, revise to comply with Rule 4-08(e)(1) of Regulation S-X to disclose the amount of December 31, 2011 consolidated retained earnings that is restricted or free of restriction for the payment of dividends to Protective Life Corporation’s stockholders.

3.              Please disclose the amounts of restricted net assets of Protective Life Corporation’s subsidiaries as of December 31, 2011. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

Response 4:

1:  Prescribed and Permitted Practices

To clarify its use of statutory prescribed and permitted practices, the Company proposes to provide the disclosure below in Note 19 — “Statutory Reporting Practices and Other Regulatory Matters” in the Company’s 2012 Annual Report.

The states of domicile of the Company’s insurance subsidiaries have adopted prescribed accounting practices that differ from the required accounting outlined in NAIC SAP. The insurance subsidiaries also have certain accounting practices permitted by the states of domicile that differ from those found in NAIC SAP.

Certain prescribed and permitted practices impact the statutory surplus of PLICO, the Company’s primary operating subsidiary.  These practices include the non-admission of goodwill as an asset for statutory reporting and the reporting of Bank Owned Life Insurance “BOLI” separate account amounts at book value rather than at fair value.

The favorable (unfavorable) effects on PLICO’s statutory surplus, compared to NAIC statutory surplus, from the use of these prescribed and permitted practices (in millions) were as follows:

	As of December 31,
	2012		2011
	(Dollars In Millions)
Non-admission of goodwill	$	XXX	$(159)
Report BOLI Separate Accounts at Book Value	XXX		(7)
Total (net)	$	XXX	$(166)

The Company also has certain prescribed and permitted practices which are applied at the subsidiary level and do not have a direct impact on the statutory surplus of PLICO.  These practices include permission to follow the actuarial guidelines of the domiciliary state of the ceding insurer for certain captive reinsurers, and accounting for the face amount of all issued and outstanding letters of credit as an asset in the statutory financial statements of certain wholly-owned subsidiaries that are considered “Special Purpose Financial Captives.”

The favorable (unfavorable) effects on the statutory surplus of the Company’s insurance subsidiaries, compared to NAIC statutory surplus, from the use of these prescribed and permitted practices (in millions) were as follows:

	As of December 31,
	2012		2011
	(Dollars In Millions)
Accounting for Letters of Credit as admitted assets	$	XXX	$1,015
Reserving based on state specific actuarial practices	$	XXX	$84

2 — 3: Dividend restrictions and restricted net assets

The Company respectfully advises the Staff that the disclosures required by Regulation S-X, Article 4-08(e) are provided in Note 12 - “Shareowners’ Equity” to the Company’s 2011 Annual Report.  Pursuant to the Staff’s request, and to further clarify its position with regard to asset and dividend restrictions at its insurance subsidiaries, the Company proposes to provide the disclosure below in Note 19 - “Statutory Reporting Practices and Other Regulatory Matters” in the Company’s 2012 Annual Report.

As of December 31, 2012, approximately $XXX million of consolidated shareowners’ equity, excluding net unrealized gains on investments, represented net assets of the Company’s insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the Company’s insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries’ ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company from our insurance subsidiaries, and which would consequently be free from restriction and available for the payment of dividends to the Company’s shareowners in 2013 is estimated to be $XXX million.

*              *              *              *              *

In connection with our response, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter responds adequately to your request.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596.

Sincerely,

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer